September 7, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             Isle of Capri Casinos, Inc.

And the guarantor co-registrants listed in Schedule A hereto

Registration Statement on Form S-4
Filed September 7, 2012 (File No. 333-183783)

Ladies and Gentlemen:

Isle of Capri Casinos, Inc. (the “Issuer”) and its guarantor co-registrants listed in Schedule A hereto (collectively with the Issuer, the “Company”) have filed the Registration Statement on Form S-4 (File No. 333-183783) relating to the Company’s offer to exchange (the “Exchange Offer”) its outstanding unregistered 8.875% Senior Subordinated Notes due 2020 (the “Unregistered Notes”) for substantially identical registered 8.875% Senior Subordinated Notes due 2020 (the “Exchange Notes”).  The Company is registering the Exchange Notes in reliance on the position enunciated by the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In connection therewith, the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Neither the Company nor any of its affiliates have entered into any agreement or understanding with any broker-dealer to distribute the Exchange Notes.

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of Exchange Notes held by such broker-dealer) meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.  The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions or comments, please do not hesitate to contact me at (314) 813-9313, Paul W. Theiss at Mayer Brown LLP at (312) 701-7359 or Philip J. Niehoff at Mayer Brown LLP at (312) 701-7843.

Thank you for your attention to this matter.

[signature page follows]

Very truly yours,

Isle of Capri Casinos, Inc.

		By:	/s/ Edmund L. Quatmann, Jr.
		Name:	Edmund L. Quatmann, Jr.
		Title:	Chief Legal Officer and Secretary

Black Hawk Holdings, L.L.C.
CCSC/Blackhawk, Inc.
IC Holdings Colorado, Inc.
IOC Black Hawk County, Inc.
IOC-Black Hawk Distribution Company, LLC
IOC-Boonville, Inc.
IOC-Cape Girardeau LLC
IOC-Caruthersville, L.L.C.
IOC Davenport, Inc.
IOC Holdings, L.L.C.
IOC-Kansas City, Inc.
IOC-Lula, Inc.
IOC-Natchez, Inc.
IOC Services, LLC
IOC-Vicksburg, Inc.
IOC-Vicksburg, L.L.C.
Isle of Capri Bettendorf Marina Corporation
Isle of Capri Bettendorf, L.C.
Isle of Capri Black Hawk Capital Corp.
Isle of Capri Black Hawk, L.L.C.
Isle of Capri Marquette, Inc.
PPI, Inc.
Rainbow Casino-Vicksburg Partnership, L.P.
Riverboat Corporation of Mississippi
Riverboat Services, Inc.
St. Charles Gaming Company, Inc.

		By:	/s/ Edmund L. Quatmann, Jr.
		Name:	Edmund L. Quatmann, Jr.
		Title:	Chief Legal Officer and Secretary of each of the foregoing entities

cc:	Paul W. Theiss
Philip J. Niehoff

Schedule A

Black Hawk Holdings, L.L.C.

CCSC/Blackhawk, Inc.

IC Holdings Colorado, Inc.

IOC Black Hawk County, Inc.

IOC-Black Hawk Distribution Company, LLC

IOC-Boonville, Inc.

IOC-Cape Girardeau LLC

IOC-Caruthersville, L.L.C.

IOC Davenport, Inc.

IOC Holdings, L.L.C.

IOC-Kansas City, Inc.

IOC-Lula, Inc.

IOC-Natchez, Inc.

IOC Services, LLC

IOC-Vicksburg, Inc.

IOC-Vicksburg, L.L.C.

Isle of Capri Bettendorf Marina Corporation

Isle of Capri Bettendorf, L.C.

Isle of Capri Black Hawk Capital Corp.

Isle of Capri Black Hawk, L.L.C.

Isle of Capri Marquette, Inc.

PPI, Inc.

Rainbow Casino-Vicksburg Partnership, L.P.

Riverboat Corporation of Mississippi

Riverboat Services, Inc.

St. Charles Gaming Company, Inc.